NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some information in this report may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current beliefs, expectations and intentions as to facts, actions and events that will or may occur in the future. Such statements generally are identified by forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will” or other similar words.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We have chosen these assumptions or bases in good faith. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3. Key Information – Risk Factors” in our annual report on Form 20-F for the fiscal year ended December 31, 2009. You should also keep in mind that any forward-looking statement made by us in this report or elsewhere speaks only as at the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the statements in this report after the date hereof. In light of these risks and uncertainties, you should keep in mind that actual results may differ materially from any forward-looking statement made in this report or elsewhere.

EXHIBITS

Exhibit Number		Page
1	Copy of the press release entitled “PLDT launches first cloud computing services in RP” that we filed today with the Securities and Exchange Commission and the Philippine Stock Exchange.	6

Exhibit 1

August 6, 2010

The Philippine Stock Exchange
Disclosure Department
Tower One and Exchange Plaza
Ayala Triangle, Ayala Avenue
Makati City

Attention:	Ms. Janet A. Encarnacion Head, Disclosure Department

Ladies and Gentlemen:

In compliance with Section 17.1(b) and Section 17.3 of the Securities Regulation Code, we submit herewith a copy of SEC Form 17-C with a copy of a press release attached thereto entitled “PLDT launches first cloud computing services in RP”.

Respectfully yours,

/s/ Ma. Lourdes C. Rausa-Chan
MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

Exhibit 1

August 6, 2010

SECURITIES & EXCHANGE COMMISSION
Money Market Operations Department
SEC Building, EDSA
Mandaluyong City

Attention	:Director Justina F. Callangan
Corporations Finance Department
Gentlemen:
Re :	Philippine Long Distance Telephone Company SEC Registration No. PW-55

In accordance with Section 17.1 (b) of the Securities Regulation Code, we submit herewith two (2) copies of SEC Form 17-C with a press release attached thereto entitled “PLDT launches first cloud computing services in RP”.

Very truly yours,

/s/ Ma. Lourdes C. Rausa-Chan
MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

Exhibit 1

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.1

1.	August 6, 2010

(Date of earliest event reported)

2.	SEC Identification Number PW-55

3.	BIR Tax Identification No. 000-488-793

4.	PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of registrant as specified in its charter

5.PHILIPPINES 6. (SEC Use Only)
Province, country or other jurisdiction	Industry Classification Code

of Incorporation

7. 9th Floor MGO Building

Legaspi corner dela Rosa Streets, Makati City Address of principal office	1200 Postal Code

8. (632) 816-8553

Registrant’s telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class	Number of Shares of Common Stock Licensed and Amount of Debt Outstanding

Exhibit 1

11. Item 9 – Other Events

Attached hereto is a press release entitled “PLDT launches first cloud computing services in RP”.

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY /s/ Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN Corporate Secretary

Date: August 6, 2010

Exhibit 1

PLDTpressrelease

PLDT launches first cloud computing services in RP

MANILA, Philippines, August 6, 2010 – The Philippine Long Distance Telephone Co. (PLDT) recently launched the first cloud computing services in the Philippines through the PLDT AppFarm brand.

“Cloud” is a network infrastructure that could utilize the public internet or a private corporate network shared among a pool of users. By delivering applications “in-the-cloud,” PLDT AppFarm drastically simplifies the deployment of IT services by eliminating elaborate software, hardware, and system investments usually needed to run these applications.

“PLDT AppFarm offers new value to its customers by lowering total IT infrastructure and management costs. As a result, companies will be able to refocus their IT efforts to further improve bottom line performance,” said Eric Alberto, PLDT Senior Vice President and Customer Sales and Marketing Group Head.

“Most of the value found in-the-cloud relies on the diverse strengths of infrastructure, platform, and software service providers. PLDT AppFarm serves to fuse together the broad expertise from integration partners to bring powerful and proven solutions to your organization,” said Nerissa Ramos, PLDT first vice-president and Corporate Business Group head.

“This model allows for enterprise flexibility while ensuring non-disruptive cloud adoption,” Ramos added.

One of the initial services that are growing out of PLDT AppFarm will deal with document management where customers can store, organize, and more importantly, secure all their pertinent documents and files. Another application will deal with managed web security, which will deliver ubiquitous protection from internet threats to all PC users of any organization.

These are examples of Software-as-a-Service, which is currently the most popular service delivery model of cloud computing. Thousands of customers can use these helpful applications from just one portal, and they can do so without any upfront investment in servers or software licensing.

Eventually, PLDT AppFarm will deliver development platforms as a service. Programmers will then be able to build their own applications running on the PLDT AppFarm that they can deliver to their own customers.

Exhibit 2

PLDT AppFarm solutions will be offered immediately on a subscription basis bundled with PLDT’s broadband and private networking services. Visit http://appfarm.pldtcorporate.com for more details.

XXX

About PLDT

PLDT is the leading telecommunications service provider in the Philippines. Through its three principal business groups – wireless, fixed line, and information and communications technology – PLDT offers the largest and most diversified range of telecommunications services across the Philippines’ most extensive fiber optic backbone and wireless, fixed line and satellite networks.

PLDT is listed on the Philippine Stock Exchange (PSE:TEL) and its American Depositary Shares are listed on the New York Stock Exchange (NYSE:PHI).  PLDT has one of the largest market capitalizations among Philippine-listed companies.

Further information can be obtained by visiting the web at www.pldt.com.ph.

Contact persons:

Orvin Stephen V. Reyes
PLDT Product Manager
Tel. No.: +63 2 8100712
Fax No.: +63 2 8606590

Gary F. Ignacio
OIC – PLDT Domestic Data Business Category
Tel. No.: +63 2 8168098
Fax No.: +63 2 8606590

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
By : /s/ Ma. Lourdes C. Rausa-Chan

Name : Ma. Lourdes C. Rausa-Chan Title : Senior Vice President, Corporate Affairs and Legal Services Head and Corporate Secretary

Date: August 6, 2010